[Reference Translation]

November 7, 2019

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and
Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on November 7, 2019 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for repurchasing shares

To promote capital efficiency, TMC will flexibly repurchase its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	34 million shares (maximum)

(Represents 1.19% of the total number of issued shares (excluding treasury stock))

* The total number of issued shares includes class shares other than common shares. The same shall apply hereinafter.

(3) Total purchase price for repurchase of shares	200 billion JPY (maximum)

(4) Period of repurchase	From November 11, 2019 to March 31, 2020

(References) Number of treasury stock as of September 30, 2019

• Total number of issued shares (excluding treasury stock):	2,836,182,461 shares

• Number of treasury stock:	473,915,031 shares